SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated January 25, 2008, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

The Company executed a bill of sale for a partial bulk transfer with INC S.A., whereby the Company agreed to acquire a shopping center, located in the greater Buenos Aires, known as “Soleil Factory”. Closing of this transaction is subject to certain conditions precedent. The purchase price was agreed in US$20.7 million, of which the Company paid US$8.1 million upon the execution of the bill of sale, which are held in escrow by a well-known banking institution.

The price balance amounts US$ 12,61 million and, pursuant to the deed of transfer, the Company is entitled to deduct from the unpaid balance all the claims that the Company may opt to pay to the creditors of the Soleil Factory shopping center in excess US$0.5 million. As from the execution of the deed of the definitive bulk transfer, the price balance shall accrue interest at an annual rate of 5% (plus value added tax), payable in 7 annual installments, the first of which shall be paid 365 days after the execution of the deed. The price balance shall be paid in 7 years, together with the seventh and last installment of the accrued interest.

In addition, the Company signed letter of intent for the acquisition, construction and exploitation of a new shopping center in a land plot owned by INC S.A., in the City of San Miguel de Tucumán, Province of Tucumán, for an amount of US$1.3 million, of which the Company paid US$0.05 million on January 2, 2008. This transaction is subject to certain conditions precedent set forth in the letter of intent, including the Company’s acquisition of Soleil Factory shopping center.

The Company filed a request for the Antitrust Authority’s opinion regarding the aforementioned transaction.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: February 1, 2008